FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 5, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad-Hoc Notice

September 6, 2017

Mobile TeleSystems Public Joint Stock Company (the “Company”)

ANNOUNCEMENT OF ADOPTION OF RULE 10B5-1 PLAN

On September 6, 2017, the Company announced that its Board of Directors has approved the repurchase of its shares of common stock and ADSs by means of a share repurchase plan in the total aggregate amount of up to RUB 20,000,000,000 (the “Repurchase Plan”), which amount includes funds used for purchasing the Company’s shares from Sistema Finance as described below, until April 2019. The Company will execute the Repurchase Plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 10b-18 of the Exchange Act.

The Repurchase Plan will be carried out by the Company’s wholly-owned subsidiary Stream Digital, LLC (the “Purchaser”). RUB 20,000,000,000 is equal to approximately US$345,721,694 translated at the CBR’s exchange rate of RUB 57.85 to US$1.00 as of September 6, 2017.

A plan under Rule 10b5-1 allows the Company to repurchase its shares and ADSs at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in the plan to repurchase the Company’s shares and ADSs on the open market in accordance with the terms of the plan. Repurchases are subject to the regulations of the United States Securities and Exchange Commission as well as certain price, market volume and timing constraints specified in the plan. The Company may terminate the plan at any time.

The Repurchase Plan comes into effect on September 6, 2017 and is effective until April 2019. Any actual repurchases under the Repurchase Plan will be disclosed in the Company’s annual reports on Form 20-F and Form 6-K filed with the Securities and Exchange Commission and as required under legislation of the Russian Federation.

Purchases from Sistema Finance

Sistema Finance S.A. (“Sistema Finance”), a Luxembourg subsidiary of the Company’s majority shareholder Sistema Public Joint Stock Financial Corporation (“Sistema”) has also entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with the Purchaser, whereby Sistema Finance agreed to sell to the Purchaser a number of the Company’s shares of common stock proportionate to the number of the Company’s shares and ADSs to be purchased by the Purchaser under the Repurchase Plan in each reporting month at the average price per share calculated for a relevant month such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Company after the Repurchase Plan will be substantially equal to Sistema’s and such affiliates’ ownership as at the date of the commencement of the Repurchase Plan. Moreover, Sistema Finance is entitled to refuse to sell the Company’s shares to the Purchaser by giving the Purchaser a respective notice before the beginning of a reporting period/month, in which the Purchaser contemplates to acquire the Company’s shares and ADSs under the Repurchase Plan, as well as to set in this notice a minimal price at which Sistema Finance agrees to transfer the shares to the Purchaser.

Cautionary Statement

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, the Purchaser assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock (including shares of common stock represented by ADSs). The Repurchase Plan is not being made, directly or indirectly, in or into, or by use of the mails of, or by other means (including, without limitation, facsimile transmission, email, telex and telephone), or via any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the making of the Repurchase Plan into or inside such jurisdiction would constitute violation of the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this announcement. Any representation to the contrary is a criminal offence.

The information contained in this notice is addressed exclusively to the holders of common stock and ADSs. Neither this notice, nor the Repurchase Plan described herein nor any information contained herein constitute an offer (“Offerta”) pursuant to Russian law, or an advertisement, or an offer of securities to an unlimited number of persons within or outside the territory of the Russian Federation, or voluntary tender offer or mandatory tender offer under Russian law. Neither this notice, nor the Repurchase Plan described herein constitute or are intended for placement or public circulation or securities of foreign issuers in the Russian Federation. Furthermore neither this notice, not the Repurchase Plan constitute an auction under the Laws of the Russian Federation and provisions of articles 447 — 449 of the Civil Code of the Russian Federation do not apply to the Repurchase Plan. ADSs, to which the Repurchase Plan relates, are neither registered in the Russian Federation not admitted to placement, public placement or public circulation in the Russian Federation in accordance with Article 51 of the Russian Federal law No. 39-FZ “On the Securities Market”, dated April 22, 1996 (as amended) (the “Securities Market Law”). The purchase of ADSs will be carried our exclusively in accordance with the procedures set for in this announcement. Any information in this announcement and related documents in respect of ADSs is addressed in the Russian Federation solely to persons who are “qualified investors” as defined in the Securities Market Law.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: September 5, 2017